UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE TO

    Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
             of the Securities and Exchange Act of 1934

                      Miracor Diagnostics, Inc.
                      (Name of Subject Company)

                            Alan D. Kruse
                  (Name of Persons Filing Statement)

                Common Stock, $0.15 par value per share
                    (Title of Class of Securities)

                              60461S104
                 (CUSIP Number of Class of Securities)

------------------

Alan D. Kruse
2082 Salto Dr.
Hacienda Heights, CA 91745
(702) 285-4262

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)






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    Transaction Valuation                           Amount of Filing Fee
--------------------------------------------------------------------------------

       Not Applicable                                  Not Applicable
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[ ]  Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A          Filing Party:  N/A
Form or Registration No.: N/A          Date Filed:    N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject  [ ] going-private transaction subject
         to Rule 14d-1.                        to Rule 13e-3.

     [ ] issuer tender offer subject to    [X] amendment to Schedule 13D under
         Rule 13e-4.                           Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [..]




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     This Tender Offer Statement on Schedule TO is filed by Alan D. Kruse for the purpose of reporting to shareholders of Miracor Diagnostics, Inc. that Mr. Kruse, who is the CEO, and sole shareholder, and sole director of Coral Mason Railroad, Inc., is proposing a transaction to merge the remaining structure of Miracor Diagnostics, Inc. into Coral Mason Railroad, Inc. with Coral Mason Railroad, Inc. as the surviving entity.

According to Mr. Kruse's research, Miracor Diagnostics, Inc. successfully emerged from Chapter 11 bankrupcty in December of 2007, which was followed by the abandonment of all significant operations. In June of 2009, the state of Utah effectively completed "administrative dissolution." Mr. Kruse and Coral Mason Railroad, Inc. respectfully request an exchange of Coral Mason Railroad, Inc. common shares in tender for the remaining control shares of Miracor Diagnostics, Inc. at an exchange ratio of one hundred Miracor Diagnostics, Inc. common shares for each share of Coral Mason Railroad, Inc. on a pro-rata basis in lieu of a cash dissolution payment. Mr. Kruse currently owns over 20 per cent of the outstanding common shares of Miracor Diagnostics, Inc. and the proposed transaction applies to the additional 30 per cent of the common shares which would represent the control of Miracor Diagnostics, Inc.


On completion of the tender, Coral Mason Railroad, Inc. expects to adopt the bylaws and structure ot the dissolved company with minor revisions, and intends to fill vacancies on the Board of Directors and hold director and shareholder meetings to validate and approve these actions. Mr. Kruse will recieve 100,000 shares of Coral Mason Railroad, Inc. for his creation of the corporation and structure as proposed, and in exchange for his expenses and efforts. Mr. Kruse will tender his shares of Miracor Diagnostics, Inc. into the proposed transaction and will hold approximately 137,000 shares of the approximately 185,000 shares of Coral Mason Railroad, Inc. then issued, and expects to proceed with the complete dissolution of Miracor Diagnostics, Inc. resulting in approximately 277,000 shares of Coral Mason Railroad, Inc. issued and outstanding.


Coral Mason Railroad, Inc. was incorporated in May, 2009 as a corporate vehicle for the administration of licenses and assignments of US Patent Pending application #20080210632. Coral Mason Railroad, Inc. is expected to hold exclusive agency to the patent for the duration of Mr. Kruse's tenure as a Director of the company. Coral Mason Railroad, Inc. is also expected to seek capital to advance and improve the technology for commercial viability.

Interested parties may contact Mr. Kruse for discussion of the details of the proposed transaction by phone at (702) 285-4262, or by email at:
kruse-investor-relations@live.com